Ex99.140

DEFI TECHNOLOGIES INC.
NOTICE OF SPECIAL MEETING OF COMMON SHAREHOLDERS

You are invited to the 2021 special meeting (the “Meeting”) of common shareholders (the “Shareholders”) of DeFi Technologies  Inc. (the “Corporation”).
When: Thursday  November 25, 2021  at  10:00 a.m. (Toronto time)
Where: 198  Davenport Road,  Toronto, Ontario,  Canada, M5R 1J2 The purpose  of  the Meeting is as follows:
1.	Share consolidation Consider consolidating its shares by exchanging up to every three existing common shares of the Corporation into one new common share (the “Share Consolidation”).
2.	Other Business. Consider other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.
The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular (the “Circular”) accompanying this Notice of Meeting. At the Meeting,  Shareholders  will  be asked to approve the Share Consolidation.
The board of directors of the Corporation unanimously recommends that the Shareholders vote FOR the approval  of the Share Consolidation.
Each Common Share will entitle the holder thereof  to one (1) vote at the  Meeting.
The directors of the Corporation have fixed the close of business on October 25, 2021 as the record date, being the date for the determination of the registered Shareholders entitled to notice and to vote at the Meeting and any adjournments(s)  or postponement(s)  thereof.
AS A RESULT OF THE GOVERNMENTAL PROHIBITION AGAINST GROUP GATHERINGS AND TO HELP REDUCE THE SPEAD OF COVID-19, ONLY REGISTERED SHAREHOLDERS AND/OR THEIR APPOINTEES MAY ATTEND THE MEETING IN PERSON. IN ADDITION, WE STRONGLY ENCOURAGE ALL SHAREHOLDERS TO NOT ATTEND THE MEETING IN PERSON AND TO VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY, AS DESCRIBED BELOW.
Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast  on the conference  call.  Please  register at https://us02web.zoom .us/meeting/register/tZclce-qrTguHd0rn8y HVLO-4tnXaIDv-Kg6 to receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s  profile on www.SEDAR.com.

Proxies are being solicited by management of the Corporation. A form of proxy for the Meeting accompanies this notice (the “Proxy”). Shareholders who are entitled  to vote at the Meeting  may vote either in person or by Proxy. Shareholders who are unable to be present in person at the Meeting are requested to complete, execute and deliver the enclosed Proxy to the Corporation’s registrar and transfer agent, TSX Trust, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 by no later than 10:00 a.m. (Toronto time) on November 23, 2021, or if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time of such reconvened meeting (excluding Saturdays, Sundays and holidays). The Chairman of the Meeting may waive or extend the time limit for the deposit of Proxies. Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary in order to vote their Common Shares.
Registered holders of the potash stream preferred shares of the Corporation are hereby provided with notice of, and are entitled to attend, the Meeting and be heard at such Meeting.
DATED at Toronto,  Ontario as of  the 27th  day of October, 2021

BY ORDER OF THE BOARD OF DIRECTORS

  (signed) “Russell Starr”
Chief  Executive Officer
and Executive Chairman

DEFI TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR OCTOBER 27, 2021

FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 25, 2021

INFORMATION RE GARDI NG CONDUCT OF MEETING

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation by the management of DeFi Technologies Inc. (the “Corporation” or “DeFi”) of proxies to be used at the annual general and special meeting (the “Meeting”) of holders of common shares of the Corporation to be held at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2 on Thursday, November 25, 2021 at 10:00 a.m. and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). Ref erences in this Circular to the “Meeting” include ref erences to any postponement(s) or adjournment(s) thereof . It is expected that the solicitation will be primarily by mail but proxies may also be solicited through other means by employees, consultants and agents of the Corporation. The cost of solicitation by managem ent will be borne by the Corporation.

The board of directors of the Corporation (the “Board”) has by resolution f ixed the close of business on October 25, 2021 as the record date for the meeting (the “Record Date”) being the date for the determination of the registered holders of common shares (the “Common Shares”) entitled to notice of and to vote at the Meeting and any  postponement(s) or adjournment(s) thereof  (the “Shareholders”). The Board has by resolution f ixed 10:00 a.m. (Toronto time) on November 23, 2021, or 48 hours (excluding Saturdays, Sundays and holidays) bef ore any postponement(s) or adjournment(s) of the Meeting, as the time by which proxies to be used or acted upon at the Meeting or any adjournment(s) thereof shall be deposited with the Corporation’s transf er agent, TSX Trust Company. The proxy cut-off time may be waived or extended by the Board or a person authorized by the Board in its sole discretion without notice.

The Corporation shall make a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each person on that date. Each Shareholder is entitled to one (1) vote on each matter to be acted on at the Meeting for each Common Share registered in his or her name as it appears on the list.
These materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and inf ormation about your holdings of securities have been obtained in accordance with the applicable securities regulatory requirements f rom the Intermediary (as def ined below) holding on your behalf . By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf ) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specif ied in the request for voting instructions.

Unless otherwise stated, the inf ormation contained in this Circular is as of October 27, 2021. All dollar amount ref erences in this Circular, unless otherwise indicated, are expressed in Canadian dollars.

AS A RESULT OF THE GOVERNMENTAL PROHIBITION AGAINST GROUP GATHERINGS AND TO HELP REDUCE THE SPEAD OF COVID-19, ONLY REGISTERED SHAREHOLDERS AND/OR THEIR APPOINTEES MAY ATTEND THE MEETING IN PERSON. IN ADDITION, WE STRONGLY ENCOURAGE  ALL  SHAREHOLDERS  TO  NOT ATTEND THE MEETING IN PERSON AND TO VOTE

THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY, AS DESCRIBED BELOW.
Shareholders and/or their appointees may participate in the Meeting by way of conf erence call however votes     cannot   be   cast   on   the   conf erence    call.    Please    register    at https://us02web .zo o m.us/meeting /reg ister/tZclce-q rTg uHd 0rn8y HVLO-4tnXaID v-Kg6to     receive conf erence call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s profile on www. SEDAR. co m.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder desiring to appoint some other person or entity to represent him at the Meeting may do so by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of TSX Trust Company, the transf er agent of the Corporation, as indicated on the enclosed envelope not later than the times set out above.
In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy given pursuant to this solicitation by depositing an instrument in writing (including another proxy bearing a later date) executed by the Shareholder or by an attorney authorized in writing at 198 Davenport Road, Toronto, Ontario M5R 1J2 at any time up to and including the last business day preceding the day of the Meeting.

Voting of Proxies

Common Shares represented by properly executed proxies in f avour of persons designated in the printed portion of the enclosed form of proxy will be voted for each of the matters to be voted on by Shareholders as described in this Circular or withheld from voting or voted against if so indicated on the form of proxy and in accordance with the instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. In the absence of such election, the proxy will confer discretionary authority to be voted in favour of each  matter for which no choice has been specified. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identif ied in the Notice of Meeting or other matters which may properly come bef ore the Meeting. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come bef ore the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxies.

Non-Registered Holders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares benef icially owned by a holder who is not a registered Shareholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self -administered RRSPs, RRIFs, RESPs and similar plans (an “Intermediary”); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the Notice of Meeting, forms of proxy and  this Circular to  the clearing  agencies and  Intermediaries for onward distribution to Non-Registered
Holders.

Intermediaries are then required to forward the Meeting materials to Non-Registered Holders unless the Non-Registered Holder has waived the right to receive them. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the “VIF”) which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.
The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they benef icially own. Should a Non-Registered Holder who receives the VIF wish to vote at a Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the VIF and a form of legal proxy will be sent to the Non-Registered  Holder.  In  any event, Non-Registered Holders should caref ully follow the instructions of their Intermediary set out in the VIF.
The Corporation does not intend to pay Intermediaries to forward the Meeting materials to objecting Non- Registered Holders. Objecting Non-Registered Holders will not receive the Meeting materials unless the objecting Non-Registered Holder’s Intermediary assumes the cost of delivery.
Interest of Persons in Matters to be Acted Upon

No director or executive officer of the Corporation, nor any person who had held such a position since the beginning of the last completed f inancial year end of the Corporation, no nominee director nor any respective associates or af f iliates of the foregoing persons has any material interest, direct or indirect, b y way of benef icial ownership of securities or otherwise in any matter to be acted upon at the Meeting.

Voting Securities and Principal Holder Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares and 20,000,000 non-voting potash stream pref erred shares. As of the Record Date, the Corporation had 209,059,765 Common Shares issued and outstanding. Each Common Share will entitle the holder thereof to one (1) vote at the Meeting.
To the knowledge of the directors and officers of the Corporation, as  at the Record Date, no person benef icially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

MATTERS TO BE CONSIDERED

Share Consolidation

The Corporation is contemplating consolidating its shares by exchanging up to every three existing common shares of the Corporation into one new common share (the “Share Consolidation”). Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought f it, to pass a special resolution as set forth below hereto authorizing the Corporation to consolidate the common shares of the Corporation. The board of directors of the corporation (the “Board”) shall in its sole discretion determine the Consolidation ratio that results in the Corporation continuing to meet the distribution requirements of the NEO Exchange (the “Exchange”). Subject to the approval of the Exchange, approval of the special resolution by holders of common shares would give the Board authority to implement the Share Consolidation at any time in the following twelve months. Notwithstanding approval of the proposed Share Consolidation by Shareholders, the Board, in its sole discretion, may revoke the special resolution and abandon the Share Consolidation without f urther approval or action by or prior notice to Shareholders.

The background to and reasons for the Share Consolidation, and certain risks associated with the Share Consolidation and related inf ormation, are described in Schedule “A” of the Circular.

  No Fractional Shares to be Issued

No f ractional common shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a f ractional common share upon the Share Consolidation, such f raction will be rounded down to the nearest whole number.

Effects of the Share Consolidation on the Common Shares

If approved and implemented, the Share Consolidation will occur simultaneously for all of the common shares and the Share Consolidation ratio will be the same for all of such common shares. Except for any variances attributable to f ractional shares, the change in the number of issued and outstanding common shares that will result f rom the Share Consolidation will cause no change in the capital attributable to the common shares and will not materially af f ect any Shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of common shares.

In addition, the Share Consolidation will not materially af f ect any Shareholder’s proportionate voting rights. Each common share outstanding af ter the Share Consolidation will be entitled to one vote and will be f ully paid and non-assessable.

The principal ef f ects of the Share Consolidation will be that the number of common shares issued and outstanding will be reduced f rom 209,059,765 common shares as of the date hereof to approximately 69,686,588 common shares, assuming a Share Consolidation ratio of 3 to 1. The implementation of the Share Consolidation would not af f ect the total shareholders’ equity of the Corporation or any components of shareholders’ equity as ref lected on the Corporation’s f inancial statements except: (i) to change the number of issued and outstanding common shares; and (ii) to change the stated capital of the common shares to ref lect the Share Consolidation.

Procedure for Implementing the Consolidation

If the special resolution is approved by Shareholders and the Board decides to implement the Share Consolidation, the Corporation will promptly f ile articles of amendment with the Director under the Business Corporations Act (Ontario) (“OBCA”). The Share Consolidation will become ef f ective on the date shown in the certif icate of amendment issued by the Director under the OBCA or such other date indicated in the articles of amendment provided that, in any event, such date will be prior to the next annual meeting of Shareholders.

No Dissent Rights

Under the OBCA, Shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

Resolution

The text of the special resolution, which will be submitted to Shareholders at the Meeting, is set forth below. For the reasons indicated herein, the Board and management of the Corporation believe that the proposed Share Consolidation is in the best interests of the Corporation and, accordingly, recommend that Shareholders vote FOR the special resolution. To be ef f ective, the Share Consolidation must be approved by not less than two-thirds (66⅔%) of the votes cast by holders of common shares present in person or represented by proxy and entitled to vote at the Meeting.

BE IT RESOLVED, AS A SPECIAL RESOLUTION  OF THE SHAREHOLDERS, THAT:

1.	The Corporation is hereby authorized to amend its articles of amalgamation to provide that:

a.
the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares of the Corporation (“Common Shares”) without par value on the basis of one (1) post-consolidation Common Share for up to every three (3) pre- consolidation Common Shares;

b.
in the event that the consolidation would otherwise result in the issuance of a f ractional Common Share, no f ractional Common Share shall be issued and such f raction will be rounded down to the nearest whole number; and

c.
the ef f ective date of such consolidation shall be the date shown in the Certif icate of Amendment issued by the Director appointed under the Business Corporations Act (Ontario) or such other date indicated in the articles of amendment provided that, in any event, such date will be prior to the next annual meeting of Shareholders.

2.
Any director or officer of the Corporation is hereby authorized and directed for and in the name o f and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

3.
Notwithstanding  the foregoing, the directors  of  the Corporation are hereby  authorized, without f urther approval of or notice to the Shareholders of the Corporation, to revoke this special resolution at any time bef ore a certif icate of amendment is issued by the Director.

The Board of Directors recommends that Shareholders vote for the adoption of the resolution. In ord er to be ef f ective, the resolution must be approved by two-thirds of the votes cast at the Meeting in resp ect o f such resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE SPECIAL RESOLUTION APPROVING THE SHARE CONSOLIDATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

In the event that the Corporation proceeds with the Share Consolidation, it will send letters of transmittal to holders of common shares for use in transmitting their share certif icates to the Corporation’s registrar and transf er agent, TSX Trust Company, in exchange for new certif icates of the Corporation. Once a Certif icate of Amendment (or the equivalent) is obtained and properly completed letters of transmittal together with any share certif icates representing common shares issued prior to the Share Consolidation have been received in accordance with instructions contained in the letters of transmittal, certif icates for the appropriate number of common shares ref lecting the Share Consolidation will be issued.

Additional Information

Additional information relating to the Corporation may be found under the prof ile of the Corporation on SEDAR at  www.sedar.com.    Additional  f inancial  inf ormation is  provided  in the Corporation's audited f inancial statements and related management’s discussion and analysis for the f inancial year ended December 31, 2020, which can be found under the profile of the Corporation on SEDAR. Shareholders may also request these documents by emailing Kenny.Choi@f mresources.ca or by telephone at (416) 861-2262.

Board of Directors Approval

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Russell Starr”

Chief Executive Officer and Executive Chairman

Toronto, Ontario October 27, 2021

SCHEDULE “A”

Background to and reasons for the Share Consolidation

The Board believes that it is in the best interests of the Corporation to reduce the number of outstanding common shares by way of the Share Consolidation. The potential benef its of the Share Consolidation include:

•
Trading of Common Shares on Other Exchanges – the Corporation may apply to list or have its Common Shares trade on stock exchanges other than the Exchange. Such other exchanges may require that the price per Common Share meet certain thresholds bef ore approving the listing or trading of the Common Shares.

•
Greater Investor Interest − a higher post-consolidation common share price could help generate interest in the Corporation among investors, as a higher anticipated common share price may: (i) meet investing guidelines for certain institutional investors and investment f unds that may be prevented under their investing guidelines f rom investing in the common shares at current price levels; and (ii) allow investors to leverage their investment by meeting margin eligibility requirements;

•
Reduction of Shareholder Transaction Costs − investors may benef it f rom relatively lower trading costs associated with a higher common share price. It is likely that many investors pay commissions based on the number of common shares traded when they buy or sell common shares. If the common share price were higher, investors may pay lower commissions to trade a f ixed dollar amount than they would if the common share price is lower;

•	Improved Trading l:quidity − the combination of potentially lower transaction costs and increased interest f rom investors may ultimately improve the trading liquidity of the common shares; and
•
Raise Additional Capital at a Higher Price per Share – the higher anticipated price of the post- consolidation common shares will allow the Corporation to raise additional capital through the sale of additional common shares at a higher price per common share than would be possible in the absence of the Share Consolidation.

The Share Consolidation is subject to regulatory approval, including approval of the Exchange. As a condition to the approval of a consolidation of shares listed for trading on the Exchange, the Exchange requires, among other things, that an Exchange-listed issuer continue to meet the Exchange’s “Listing Requirements” af ter the Share Consolidation. In order for the Corporation to continue to meet the applicable Listing Requirements, the  Corporation  must  have  at  least  150  “public  shareholders” (as def ined under Exchange policies) holding a certain minimum number of common shares of the Corporation, each f ree of “resale restrictions” (as def ined under Exchange policies), af ter completion of the Share Consolidation. As a result, management of the Corporation may determine that it is necessary to implement a lower Share Consolidation ratio in order to satisf y the applicable Listing Requirements and obtain approval of the Share Consolidation f rom the Exchange. Management of the Corporation may al so determine to implement a lower Share Consolidation ratio for other reasons, such as to adjust to a higher stock price for the Corporation’s shares or to ref lect an increase in the actual or expected value of the Corporation’s assets.

If the special resolution is approved, the Share Consolidation would be implemented, if at all, only up o n a determination by the Board that it is in the best interests of the Corporation at that time. In connection with any determination to implement the Share Consolidation, the Board will set the timing for the Share Consolidation to become ef f ective, which the Board currently anticipates will be as soon as practicable following the Meeting. No f urther action on the part of Shareholders would be required in order for the Board to implement the Share Consolidation.

If the Board does not implement the Share Consolidation prior to the next annual meeting of Shareholders, the authority granted by the special resolution to implement the Share Consolidation on these terms would lapse and be of no f urther force or ef f ect. The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so.

No delivery of a certif icate evidencing a post-consolidation common share will be made to a Shareholder until the Shareholder has surrendered the issued certif icates representing its pre-consolidation common shares. Until surrendered, each certif icate formerly representing pre-consolidation common shares shall be deemed for all purposes to represent the number of post-consolidation common shares to which the holder is entitled as a result of the Share Consolidation.

Non-registered Shareholders, holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have various procedures for processing the Share Consolidation. If a Shareholder holds common shares with such a bank, broker or other nominee and has any questions in this regard, the Shareholder is encouraged to contact its nominee. No f ractional shares will be issued upon the Share Consolidation of the common shares.

Certain Risks associated  with the Share Consolidation

The Corporation’s total market capitalization immediately af ter the proposed Share Consolidation may be lower than immediately bef ore the proposed Share Consolidation.

There are numerous f actors and contingencies that could af f ect the common share price prior to or following  the Share Consolidation, including the status of the Corporation’s reported f inancial results  in f uture periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the common shares may not be sustainable at the direct arithmetic result of the Share Consolidation and may be lower. If the market price of the common shares is lower than it was bef ore the Share Consolidation on an arithmetic equivalent basis, the Corporation’s total market capitalization (the aggregate value of all common shares at the then market price) af ter the Share Consolidation may be lower than bef ore the Share Consolidation.

A decline in the market price of the common shares af ter the Share Consolidation may result in a greater percentage decline than would occur in the absence of the Consolidation, and the liquidity of the common shares could be adversely af f ected f ollowing the Share Consolidation.

If the Share Consolidation is implemented and the market price of the common shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the common shares will, however, also be based on the Corporation’s perf ormance and other f actors, which are unrelated to the number of common shares outstanding. Furthermore, the liquidity of the common shares could be adversely af f ected by the reduced number of common shares that would be outstanding af ter the Share Consolidation.

The Share Consolidation may result in some Shareholders owning “odd lots” of less than 100 common shares on a post-consolidation basis. “Odd lots” may be more difficult to sell, or require greater transaction costs per common share to sell, than common shares held in “board lots” of even multiples o f 100 common shares.